Mail Stop 3561

December 11, 2008

David C. Benoit
Chief Financial Officer
Connecticut Water Service, Inc.
93 West Main St.
Clinton, Connecticut 06413

       Re: Connecticut Water Service, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2007
              Filed March 17, 2008
              Definitive Proxy Statement on Schedule 14A
              Filed April 4, 2008
              Form 10-Q for Fiscal Quarter Ended March 31, 2008
              Filed May 12, 2008
              Form 10-Q for Fiscal Quarter Ended June 30, 2008
              Filed August 8, 2008
              File No. 000-08084

Dear Mr. Benoit:

     We have completed our review of your Form 10-K for the fiscal year ended December 31, 2007 and have no further comments at this time.

                       Sincerely,

                       H. Christopher Owings
                       Assistant Director